Exhibit 99.1

Genius Group partners with Daily.ai

to Deliver AI-Powered News via GeniusU.com

SINGAPORE, November 3, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, announces today that it has partnered with Daily.ai to deliver AI-powered Email Newsletters to GeniusU’s students, partners and subscribers.

Daily.ai specializes in news automatically curated by AI and personalized into daily, weekly, or monthly email newsletters. While standard mass-mailed newsletters have seen decreasing open rates, Daily.ai reports average daily open rates of 40-60%.

Daily.ai enables educators, podcasters, influencers, thought leaders, and brands to tailor their AI-powered newsletter to their target audience, with their selection of design, content, authors, and news sources. AI is then used to analyze individual open rates and the most popular content with each send, constantly improving and optimizing for the reader, with a corresponding increase in engagement and open rates over time.

Genius Group, through its Edtech platform GeniusU Ltd, has agreed to a partnership with Daily.ai whereby they are converting their weekly Genius News which delivers the latest news on entrepreneur education, the future of work, and developments within exponential technologies into an AI-generated newsletter powered by Daily.ai. This will be integrated with GeniusU’s Genie AI, which tailors recommendations to each student’s and subscriber’s individual talents and genius based on GeniusU’s ‘Genius Test.’

Based on the initial pilot, GeniusU plans to roll out Daily.ai’s AI Email Newsletters to its 12,500 partners and faculty, and to integrate Daily.ai’s offering into GeniusU’s AI Educator SAAS solution in partnership with Groove Digital, Genius Groove Inc. Genius Groove’s AI Educator SAAS solution will also be open to educators globally, from schools and universities to corporate trainers, speakers, authors and influencers delivering online courses.

CEO of Genius Group, Roger Hamilton, said “Daily.ai is leading the way in AI-powered news, and their AI Email Newsletters have attracted a client base of world-class influencers and thought leaders. We’re excited to be partnering with them to deliver their tools to our educators, and this will be an excellent complement to the AI educator solution we are delivering via GeniusU.”

CEO and founder of Daily.ai, Joe Stolte, said “We’re excited to be working with Genius Group and GeniusU. AI-generated email newsletters are achieving the kind of open rates that haven’t been seen since the early days of email. AI allows any educator or brand to build a far more personalized and engaging connection with each client. GeniusU shares this approach with their Genie AI, and working together enables us to reach thousands of educators and millions of students around the world who are looking for this higher level of personalization.”

The Genius News pilot in partnership with Daily.ai will begin within a matter of weeks and the rollout to GeniusU’s partner community is anticipated to be in Q1 2024.

About Genius Group

Genius Group is a world-leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed. Through its learning platform, GeniusU, the Genius Group has a member base of 5.4 million users in 200 countries, ranging from early age to 100.

For more information, please visit https://www.geniusgroup.net/

About Daily.ai

Daily.ai, led by CEO Joe Stolte, is a marketing and technology company that uses AI and machine learning to deliver automatic, personalized email newsletters on a daily, weekly, or monthly basis. Focused on educators, podcasters, influencers, thought leaders, brands, and any business owner seeking to build an engaged audience with personalized news, The AI-generated newsletters curate sources of news and content that is optimized for each client’s audience through ongoing analysis of popular content, open rates and click through rates.

For more information, please visit https://daily.ai/

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F, as amended for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023 and August 3, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com